UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) February 2, 2017

CBS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-09553	04-2949533
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

51 West 52 Street New York, New York	10019
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 975-4321

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Explanatory Note

On February 2, 2017, CBS Corporation (the “Company” or “CBS”) announced that it had entered into agreements with Entercom Communications Corp. (“Entercom”) to combine the Company’s radio business with Entercom in a merger (the “Merger”), which will occur after a split-off of CBS’s radio business to CBS shareholders as further described below (the “Split-Off”). CBS’s radio business is operated by CBS Radio Inc. (“Radio”), an indirect wholly owned subsidiary of the Company. After the completion of the Merger, holders of CBS common stock who participate in the Split-Off will own approximately 72% of Entercom’s common stock on a fully-diluted basis. The Split-Off is intended to be executed via a tax-free distribution to CBS shareholders of common stock of Radio for U.S. federal income tax purposes. The Merger is intended to qualify as a “reorganization” for U.S. federal income tax purposes.

To effect these transactions, the Company entered into (1) a Master Separation Agreement, dated as of February 2, 2017 (the “Separation Agreement”), by and between the Company and Radio, and (2) an Agreement and Plan of Merger, dated as of February 2, 2017 (the “Merger Agreement”), by and among the Company, Radio, Entercom and Constitution Merger Sub Corp. (“Merger Sub”), a wholly owned subsidiary of Entercom.

Separation Agreement

The Separation Agreement provides the material terms for the separation of the Company’s radio business from the Company’s other businesses through the Split-Off.

Subject to the terms and conditions of the Separation Agreement, CBS Broadcasting Inc. (“CBS Broadcasting”), an indirect wholly owned subsidiary of the Company and the current owner of all of Radio’s outstanding common stock, will distribute all of the outstanding shares of Radio’s common stock to its direct parent, Westinghouse CBS Holding Company, Inc. (“Westinghouse”). Westinghouse will then distribute all of the outstanding shares of Radio’s common stock to the Company, its direct parent. Following these distributions, Radio will effect a stock split. After such stock split, all of the outstanding shares of Radio will be owned directly by the Company. We refer to the foregoing transactions as the “Radio Reorganization” and, together with the Split-Off, as the “Distributions.”

The Radio Reorganization is subject to the satisfaction or waiver of certain conditions, including the fulfillment or waiver of the conditions required by the Merger Agreement by the parties thereto, the consent of the Federal Communications Commission (“FCC”) and the receipt by the Company of (a) a tax opinion (the “Distribution Tax Opinion”) from its counsel that each of the Distributions will qualify as a tax-free transaction under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”) and (b) any necessary permits and authorizations under state or federal securities laws.

After the completion of the Radio Reorganization, subject to the terms and conditions of the Separation Agreement, the Company will offer to exchange all of the outstanding shares of Radio’s common stock for shares of the Company’s Class B common stock tendered to the Company by participating CBS shareholders through an exchange offer (the “Exchange Offer”). To the extent that any shares of Radio’s common stock are unsubscribed in the Exchange Offer, after giving effect to the Exchange Offer the Company will distribute the unsubscribed shares of Radio’s common stock on a pro rata basis to the holders of outstanding shares of the Company’s Class A and Class B common stock (such pro rata distribution, if any, together with the Exchange Offer, the “Final Distribution”). The Company, in its sole discretion, will determine the terms of the Exchange Offer, including the number of shares of Radio’s common stock that will be offered for each share of the Company’s Class B Common Stock. As of this date, the Company has not made a final decision on the terms of the Exchange Offer.

The Final Distribution is subject to the satisfaction or waiver of certain conditions, including the completion of the Radio Reorganization, the consent of the FCC, the receipt of the Distribution Tax Opinion, the receipt of any necessary permits and authorizations under state or federal securities law and the fulfillment or waiver of the conditions required by the Merger Agreement.

The Separation Agreement also provides that, as between the Company and Radio, the Company will generally retain all assets and liabilities related to its non-radio businesses, as well as liabilities relating to, among other things, (1) all pre-closing environmental matters, (2) legal, investment banking and other advisory costs and expenses related to the transactions, (3) securities law liabilities (except related to Entercom’s filings with the U.S. Securities and Exchange Commission (“SEC”) or statements provided by Entercom for inclusion in the Company’s filings) and (4) historic businesses divested or discontinued by Radio. As between the Company and Radio, Radio will assume or retain all assets and liabilities related to the Company’s radio business. With respect to employees, Radio generally will assume or retain all liabilities relating to its benefit plans and current and former employees of Radio’s business. The Company generally will assume or retain all liabilities relating to its benefit plans and current and former employees of the Company’s businesses other than the radio business and, in addition, the Company will retain liabilities related to severance and arising under the Company’s health and welfare plans relating to certain former employees of Radio’s business.

The Separation Agreement also sets forth other agreements between the Company and Radio related to the transactions, including provisions concerning the termination and settlement of intercompany accounts. The Separation Agreement also sets forth agreements that govern certain aspects of the relationship between the Company and Radio after the Distributions, including provisions with respect to litigation, insurance, access to financial and other information, disclosure of information, record retention and dispute resolution.

The foregoing description of the Separation Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Separation Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K, which is incorporated herein by reference.

Merger Agreement

The Merger Agreement provides the material terms of the Merger, pursuant to which Radio will become a wholly owned subsidiary of Entercom.

Subject to the terms and conditions of the Merger Agreement, immediately following the Final Distribution, Merger Sub will merge with and into Radio, with Radio surviving as a wholly owned subsidiary of Entercom. At the effective time of the Merger each outstanding share of Radio’s common stock will be converted into the right to receive an equal number of shares of Entercom Class A common stock, on the terms and subject to the conditions of the Merger Agreement. After the completion of the Merger, holders of CBS common stock who received CBS Radio shares in the Split-Off will own approximately 105 million shares of Entercom’s common stock, representing 72% of Entercom’s common stock on a fully-diluted basis and existing Entercom shareholders will own 28% of Entercom’s common stock on a fully diluted basis. The Merger Agreement includes customary and generally reciprocal representations, warranties and covenants.

The Entercom Board of Directors has agreed to recommend to Entercom’s stockholders that they vote in favor of (i) the issuance of shares of Entercom Class A common stock pursuant to the Merger and (ii) the amendment of Entercom’s articles of incorporation to classify the Entercom Board of Directors, effective as of the closing of the Merger (together, the “Entercom Stockholder Approvals”). Pursuant to the Merger Agreement, Entercom has agreed not to solicit other acquisition proposals and, except under limited circumstances and with respect to unsolicited proposals, not to enter into discussions concerning, or provide information in connection with, alternative transactions. If an unsolicited superior proposal is received by Entercom, the Entercom Board of Directors may consider and, under certain circumstances, terminate the Merger Agreement to enter into such superior proposal.

In addition, at the effective time of the Merger, each option and restricted stock unit in respect of shares of CBS Class B common stock held by an employee of Radio will convert into an option or restricted stock unit (as applicable) in respect of shares of Entercom Class A Common Stock, with the number of shares subject to the converted awards (and the exercise price of the converted options) adjusted to substantially preserve the intrinsic value of the award, with any open performance conditions deemed satisfied at the target level.

Pursuant to the Merger Agreement, the Company has agreed not to solicit or hire any Radio employees for eighteen months following the closing of the Merger, subject to customary exceptions. The Company has also agreed not to compete in certain business operations with Radio for two years following the closing of the Merger, including the over-the-air radio broadcasting business and the distribution of audio programming for broadcasting, in each case subject to certain exceptions.

In addition, the Merger Agreement provides that following the consummation of the Merger, the Entercom Board of Directors will be comprised of nine members, and that four individuals to be selected by CBS will be appointed to the Entercom Board of Directors. In addition, two of CBS’s designees to the Entercom Board of Directors will agree to resign within a specified period post-closing.

The Merger Agreement also provides that Radio and the Company shall use their respective reasonable best efforts to consummate certain financing transactions in order to repay certain Entercom indebtedness (the “Radio Financing”) and, if the commitments for the Radio Financing become unavailable on the terms agreed, to obtain alternative financing.

Consummation of the Merger is subject to customary closing conditions, including, among others, (1) the consummation of the Radio Reorganization and the Final Distribution in accordance with the Separation Agreement and the Distribution Tax Opinion, (2) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (3) the effectiveness of necessary SEC filings, (4) receipt of the Entercom Stockholder Approvals, (5) the receipt of all necessary consents from the FCC for the Merger and the other transactions contemplated by the Merger Agreement, (6) the receipt by the Company and Radio, on the one hand, and Entercom, on the other hand, of opinions from their respective counsel to the effect that the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code, (7) prior to or substantially simultaneously with the effectiveness of the Merger, the receipt by Radio of the Radio Financing, (8) material compliance by each party with the covenants in the Merger Agreement and (9) the absence of breaches of representations and warranties that would have a material adverse effect on the Radio or Entercom.

The termination date for the closing of the Merger is nine months after the signing of the Merger Agreement, with the possibility of a six-month extension of such date to allow for regulatory approval of the transactions (the “Termination Date”).

The Merger Agreement contains certain termination rights for both the Company and Entercom and further provides that Entercom must pay to the Company a $30,000,000 termination fee upon or after termination of the Merger Agreement under the following circumstances:

•	if (a) an alternative acquisition proposal is publicly announced to acquire at least 50% of Entercom Class A Common Stock, at least 50% of Entercom’s assets or Entercom assets that generate at least 50% of Entercom’s net revenue or net income; (b) thereafter the Merger Agreement is terminated (i) because Entercom does not succeed in obtaining the Entercom Stockholder Approvals, (ii) the Merger does not close by the Termination Date because the Entercom Stockholder Approvals have not been obtained or (iii) because Entercom has committed a material breach of its representations, warranties or covenants set forth in the Merger Agreement; and (c) Entercom consummates or enters into an agreement to consummate an alternative acquisition transaction within one-year of such termination;

•	the Company or Entercom terminates the Merger Agreement because the Entercom Board of Directors changes its recommendation to be against voting in favor of the Entercom Stockholder Approvals in response to an intervening event (as defined in the Merger Agreement);

•	the Company terminates the Merger Agreement because the Entercom Board of Directors changes its recommendation to be against voting in favor of the Entercom Stockholder Approvals; and

•	Entercom terminates the Merger Agreement to enter into a bona fide unsolicited superior proposal, as determined by the Entercom Board of Directors pursuant to the terms of the Merger Agreement.

The parties have made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants to conduct the operations of the businesses of the Company, Radio, Entercom and Merger Sub in the ordinary course between the execution of the Merger Agreement and the consummation of the Merger and not to engage in certain actions during such period.

Entercom also covenants in the Merger Agreement that it will cause a stockholder meeting to be held to obtain the Entercom Stockholder Approvals and, with limited exceptions, that the Entercom Board of Directors will recommend that the stockholders of Entercom vote in favor of the matters subject to the Entercom Stockholder Approvals.

The foregoing description of the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which is filed as Exhibit 2.2 to this Current Report on Form 8-K, which is incorporated herein by reference.

Other Agreements

The Company has agreed in the Merger Agreement to enter into agreements substantially in the form attached to the Merger Agreement, as described below.

At the closing of the Merger, the Company will enter into a Tax Matters Agreement, which will govern the Company’s, Entercom’s and Radio’s respective rights, responsibilities and obligations with respect to taxes, tax attributes, the preparation and filing of tax returns, tax contests, preservation of the expected tax-free status of the transactions contemplated by the Merger Agreement and the Separation Agreement and certain other tax matters, subject in each case to the terms and conditions of the Tax Matters Agreement. A form of the Tax Matters Agreement, which is incorporated herein by reference, is included as Exhibit D to the Merger Agreement, which is filed as Exhibit 2.2 to this Current Report on Form 8-K.

In addition, at the closing of the Merger, the Company and Entercom will enter into a Transition Services Agreement, pursuant to which, after the effectiveness of the Merger, the Company will provide certain services to Entercom, and Entercom will provide certain services to the Company on a transitional basis. At the closing of the Merger, such parties will also enter into a Joint Digital Services Agreement, pursuant to which, after the effectiveness of the Merger, the Company will continue to operate the digital presences for Radio’s sports and news radio stations, subject to the terms and conditions of the Joint Digital Services Agreement. A form of the Transition Services Agreement, which is incorporated herein by reference, is included as Exhibit E to the Merger Agreement, which is filed as Exhibit 2.2 to this Current Report on Form 8-K. A form of the Joint Digital Services Agreement, which is incorporated herein by reference, is included as Exhibit C to the Merger Agreement, which is filed as Exhibit 2.2 to this Current Report on Form 8-K.

In addition, at the closing of the Merger, the Merger Agreement contemplates that subsidiaries of the Company will also enter into three agreements with Radio and certain subsidiaries of Radio to license the use of certain intellectual property after the closing of the Merger. CBS Broadcasting will license the use of the CBS RADIO trademark for Radio’s use for up to 12 months (the “Business Name License Agreement”), subject in each case to the terms and conditions of the Business Name License Agreement. Second, CBS Broadcasting and certain of its subsidiaries will also enter into an agreement to license the use of certain station call letters and brands at certain radio stations by Radio and certain of its subsidiaries (the “Station License Agreement”), subject in each case to the terms and conditions of the Station License Agreement. The rights pursuant to the Station License Agreement will expire with respect to the “WCBS” and “KCBS” 20 years after the closing of the Merger and endure perpetually for certain other brands. Third, CBS Broadcasting and certain of its subsidiaries will enter into an agreement to license the use of the CBS SPORTS RADIO and certain other trademarks used in connection with the CBS Radio Sports Network for use by Radio and CBS Radio Sports Network, Inc. (the “Sports Radio License Agreement” and, together with the Business Name License Agreement and the Station License Agreement, the “License Agreements”), subject in each case to the terms and conditions of the Sports Radio License Agreement. Forms of the License Agreements, which are incorporated herein by reference, are included as Exhibit B to the Merger Agreement, which is filed as Exhibit 2.2 to this Current Report on Form 8-K.

The above descriptions of the Separation Agreement and the Merger Agreement (and the Exhibits thereto) have been included to provide investors and security holders with information regarding the terms of the these agreements and are qualified in their entirety by reference to the filed exhibits. They are not intended to provide any other factual information about the Company, Radio, Entercom, Merger Sub, their respective subsidiaries and affiliates, or any of their respective businesses. The Merger Agreement contains representations and warranties of the Company and Radio solely for the benefit of Entercom and representations and warranties of Entercom and Merger Sub solely for the benefit of the Company and Radio. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure letters that the parties have exchanged in connection with signing the Merger Agreement as of a specific date. The disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Therefore, investors and security holders should not treat them as categorical statements of fact. Moreover, these representations and warranties may apply standards of materiality in a way that is different from what may be material to investors. They were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement and they are subject to more recent developments. Accordingly, investors and security holders should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about the Company, Entercom and their respective subsidiaries that each of the Company and Entercom include in reports and statements they file with the SEC.

Item 8.01.	Other Events.

In addition, on February 2, 2017, Entercom informed the Company that Joseph M. Field, who holds a controlling voting interest in Entercom, entered into a voting agreement with Entercom pursuant to which he has committed to vote in favor of the Entercom Stockholder Approvals and not to tender into or vote for any alternative proposal for one year after certain terminations of the Merger Agreement, subject to the terms and conditions of such voting agreement (the “Voting Agreement”). The Voting Agreement is included as Exhibit I to the Merger Agreement, which is filed as Exhibit 2.2 to this Current Report on Form 8-K, and is incorporated herein by reference.

Furthermore, on February 2, 2017, Joseph M. Field, Marie Field and David J. Field entered into a side letter (the “Side Letter”) with Entercom, pursuant to which such shareholders agreed to certain restrictions on the transfer of common stock (with exceptions for certain estate planning transfers) for nine months after closing of the Merger. Such stockholders also agreed to automatically convert certain of their shares of Entercom Class B Common Stock into shares of Entercom Class A Common Stock upon the occurrence of certain events, subject to the terms and conditions of the side letter. The Side Letter, which is incorporated herein by reference, is included as Exhibit H to the Merger Agreement, which is filed as Exhibit 2.2 to this Current Report on Form 8-K.

On February 2, 2017, in connection with its entry into the Merger Agreement, Radio entered into a commitment letter with Goldman Sachs Bank USA and Morgan Stanley Senior Funding, Inc. (together, the “Commitment Parties”), pursuant to which the Commitment Parties committed to provide, subject to customary closing conditions, $500,000,000 of senior secured term loans as an additional tranche under Radio’s existing senior secured credit facility, the proceeds of which would be used to refinance certain existing indebtedness of Entercom and to pay fees and expenses in connection with the transactions.

The Company intends to present its radio business as a discontinued operation beginning with the Company’s consolidated financial statements for the year ended December 31, 2016.

On February 2, 2017, the Company and Entercom issued a joint press release in connection with the signing of the Merger Agreement and the Separation Agreement, a copy of which is filed as Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on February 2, 2017.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Master Separation Agreement, dated as of February 2, 2017, by and between CBS Corporation and CBS Radio Inc.

2.2	Agreement and Plan of Merger, dated as of February 2, 2017, by and among CBS Corporation, CBS Radio Inc., Entercom Communications Corp. and Constitution Merger Sub Corp.

Forward-Looking Statements

This press release contains certain statements about Entercom Communications (“Entercom”), CBS Corporation (“CBS”) and CBS Radio Inc. (“CBS Radio”) that are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These matters involve risks and uncertainties as discussed in Entercom’s and CBS’s respective periodic reports on Form 10-K and Form 10-Q and current reports on Form 8-K, filed from time to time with the Securities and Exchange Commission (“SEC”). The forward-looking statements contained in this press release may include statements about the expected effects on Entercom, CBS and CBS Radio of the proposed separation of CBS’s radio business and merger of CBS Radio with an Entercom subsidiary (collectively, the “Transaction”); the anticipated timing and benefits of the Transaction and Entercom’s, CBS’s, and CBS Radio’s anticipated financial results; and also include all other statements in this press release that are not historical facts. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “could,” “positioned,” “strategy,” “future,” or words, phrases, or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of Entercom, CBS and CBS Radio (as the case may be) and are subject to uncertainty and to changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; Entercom’s and CBS’s ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain shareholder and regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; the ability to obtain financing or refinancing related to the Transaction upon acceptable terms or at all; risks relating to any unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, and future prospects; business and management strategies and the expansion and growth of Entercom’s operations; volatile price or trading volume of Entercom’s common stock; failure to pay dividends to holders of Entercom’s common stock; impairment charges for FCC licenses and goodwill; Entercom’s ability to integrate CBS’s radio business successfully after the closing of the Transaction and to achieve anticipated synergies; and the risk that disruptions from the Transaction will harm Entercom’s or CBS’s businesses. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Entercom nor CBS undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

Additional Information and Where to Find It

This press release does not constitute an offer to buy, or solicitation of an offer to sell, any securities of Entercom, CBS or CBS Radio. In connection with the Transaction, Entercom will file with the SEC a registration statement on Form S-4 that will include a proxy statement and prospectus of Entercom relating to the Transaction; CBS will file with the SEC a Schedule TO with respect to the proposed exchange offer; and CBS Radio will file with the SEC a registration statement on Form S-1, Form S-4 and/or Form 10 that will include a prospectus of CBS Radio relating to the proposed exchange offer. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENTERCOM, CBS, CBS RADIO AND THE TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of these materials (when they become available) may be obtained free of charge by accessing CBS’s website at www.cbscorporation.com, or from Entercom by accessing Entercom’s website at www.entercom.com. Shareholders may also read and copy any reports, statements and other information filed by Entercom or CBS with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

Entercom, CBS and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders in respect of the Transaction under the rules of the SEC. Information regarding Entercom’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on February 26, 2016, and in its definitive proxy statement filed with the SEC on March 18, 2016, in connection with its 2016 annual meeting of stockholders. Information regarding CBS’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on February 16, 2016, and in its definitive proxy statement filed with the SEC on April 15, 2016, in connection with its 2016 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CBS CORPORATION
(Registrant)

Date: February 2, 2017	/s/ Lawrence P. Tu
Lawrence P. Tu
Senior Executive Vice President and Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Master Separation Agreement, dated as of February 2, 2017, by and between CBS Corporation and CBS Radio Inc.

2.2	Agreement and Plan of Merger, dated as of February 2, 2017, by and among CBS Corporation, CBS Radio Inc., Entercom Communications Corp. and Constitution Merger Sub Corp.